August 29, 2007
United States Securities and Exchange Commission
Washington, DC 20549-7010
Attn: Rufus Decker, Accounting Branch Chief

RE:	The Allied Defense Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Forms 10-Q for Fiscal Quarters Ended March 31, 2007 and June 30, 2007
File No. 1-11376
Dear Mr. Decker:
In response to the SEC’s letter dated August 21, 2007, the Company is pleased to provide the following responses to the Commission’s request for additional information regarding our Forms 10-K for the year ended December 31, 2006 and 10-Q for the quarters ended March 31, 2007 and June 30, 2007. Enclosed are the Commission’s inquiries and the Company’s responses which have been numbered to correspond to the paragraph numbers contained in the August 21, 2007 letter.
The Company also acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Deborah F. Ricci
Chief Financial Officer

RE:	The Allied Defense Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Form 10-Q for Fiscal Quarters Ended March 31, 2007 and June 30, 2007
File No. 1-11376
Form 10-Q for the Period Ended June 30, 2007
1.	SEC Comment — General
Please submit an electronic version of your response letter dated July 31, 2007, and all future responses, on EDGAR, as correspondence.
Allied
By oversight, our response letter dated July 31, 2007 was not filed electronically. On August 22, 2007, we submitted an electronic version of our response letter on EDGAR as a correspondence filing. We will continue to do so on this and all other future responses.
2.	SEC Comment — Note 1 — Condensed Consolidated Financial Statements, page 7 Liquidity and Cash Flows, page 7
You indicate that after adjusting the net loss for non-cash items such as depreciation and amortization, amortization of debt issue costs, the net loss on fair value of notes and warrants and the loss from discontinued operations, the net loss was $18,766 in 2007 as compared to $4,159 in 2006. If you intend to continue to disclose this non-GAAP financial measure in your filing, you should also include the following:
•	a presentation, with equal or greater prominence, of the most directly comparable GAAP measure;

•	reconciliation (by schedule or other clearly understandable method) of the differences between the non-GAAP measure and the most directly comparable GAAP measure;

•	statements disclosing the reasons why the presentation of the non-GAAP financial measure provides useful information to investors; and

•	a statement disclosing how management uses the non-GAAP financial measure.
Otherwise, please delete this non-GAAP measure from your filing. Please revise your MD&A accordingly. Please refer to Item 10(e)(1)(i) of Regulation S-K.
Allied
As part of its June 19, 2007 agreement with its note holders to refinance its $30,000 convertible notes and to issue an additional $15,376 in convertible notes, the Company is now required to present non-GAAP financial information such as Consolidated EBITDA and other related ratios, as defined in the Amended and Restated Senior Secured Convertible Note Agreement signed by the Company on June 26, 2007. In future filings, the Company will no longer present such non-GAAP financial information in its financial statements but will include information as required under the June 19, 2007 agreement, as an exhibit to each filing. As an exhibit, this presentation will be less prominent then the corresponding GAAP measure. This exhibit will also include a reconciliation between the non-GAAP measure and the most directly comparable GAAP measure, a statement disclosing that the non-GAAP measure provides useful information to investors as an illustration to show that the Company has either met or not met its debt covenants under the note agreement and a statement that the Company uses such information to measure its progress towards meeting its debt covenants and to track the amount of cash generated by operating activities without consideration given to working capital management.
With the concurrence of the Accounting Branch Chief, the Company would propose to address the reporting of non-GAAP financial information prospectively in all future filings of the Company.

3.	SEC Comment — MECAR Credit Facility Default, page 8
You indicate that you have been in default of the loan covenants with MECAR’s credit facility at June 30, 2007 and December 31, 2006 due to a violation of financial performance covenants. Please confirm supplementally and disclose in future filings, if true, that none of the debt you have classified as long-term as of June 30, 2007 has cross-default provisions. Otherwise, if cross-default provisions exist on any of your debt, please tell us and disclose your basis in GAAP for still classifying the debt as long-term.
Allied
At June 30, 2007, the Company’s long-term debt consisted of its Senior Secured Convertible Notes, a note used to fund its acquisition of Global Microwave Systems and other debt consisting of various capital leases and other notes and mortgage payables. In addition, the Company has been in default of the loan covenants with MECAR’s credit facility at June 30, 2007 and December 31, 2006 due to a violation of financial performance covenants. Although the Senior Secured Convertible Notes contain cross-default provisions, the Amended and Restated Senior Secured Convertible Note Agreement covering such notes expressly excludes the MECAR credit facility from such cross-default provisions. Furthermore, none of the remaining long-term debt has cross-default provisions. Accordingly, the Company continues to classify such debt including the Senior Secured Convertible Notes as long-term. In future filings, the Company will disclose the cross-default provisions of the Senior Secured Convertible Notes, including exclusions related to the MECAR credit facility and the fact that no other debt classified as long-term has cross-default provisions.

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